03002169

) STATES
:HANGE COMMISSION
ı, D.C. 20549

VF 3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003

SEC FILE NUMBER
8- 45755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRAUTMAN WASSERMAN & COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FIFTH AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BARBERA 212-575-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 0 2003

OATH OR AFFIRMATION

I, MARK BARBERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRAUTMAN WASSERMAN & COMPANY INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GILLIAN TRAUTMAN
Notary Public, State of New York
No. 01TR5061573
Qualified in Queens County
Commission Expires, June 10, 20 06

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRAUTMAN WASSERMAN & CO., INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31 , 2002

TRAUTMAN WASSERMAN & CO., INC.

INDEX

	Page
Facing page to Form X-17A-5	2A
Affirmation of principal officer	2B
Independent Auditor's Report	3
Statement of financial condition	4
Notes to financial statement	5-7

KAUFMANN,
GALLUCCI, &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Trautman Wasserman & Co., Inc.:

We have audited the accompanying statement of financial condition of Trautman Wasserman & Co., Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trautman Wasserman & Co., Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

February 10, 2003 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TRAUTMAN WASSERMAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	156,760
Receivable from clearing organization, including cash of $560,600		784,075
Deposit with clearing organization		100,906
Securities owned:		
Marketable, at market value		3,134
Accounts receivable		96,098
Employee loans and advances		47,634
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $328,456		73,051
Prepaid expenses and other assets		68,995
Total assets	$	1,330,653

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	884,896
Commitments and contingencies		
Shareholders' equity:		
Common stock, no par value; authorized 1,500 shares, issued 1,240 shares		200
Additional paid-in capital		1,671,172
Accumulated deficit		(1,225,615)
Total shareholders' equity		445,757
Total liabilities and shareholders' equity	$	1,330,653

The accompanying notes are an integral part
of this financial statement.

TRAUTMAN WASSERMAN & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Trautman Wasserman & Co., Inc., (the Company), was incorporated on April 29, 1993 as a Delaware corporation. The company is a registered broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company operates as a "general securities introducing broker" whereby all transactions for customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with the related commission income and expenses on a trade date basis.

(b) Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

(c) Depreciation and amortization were computed using the straight-line method over the estimated useful lives of the assets.

(d) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

TRAUTMAN WASSERMAN & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2002 and paid in January 2003, and residual balances from the Company's trading activity. The deposit with the clearing organization is required by the clearing agreement.

NOTE 5 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Minimum state and local taxes for the year ended December 31, 2002 are included in operating expenses.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

At December 31, 2002, the Company had lease commitments for office space expiring March 31, 2007 in New York, and March 31, 2003 in San Francisco. The approximate minimum annual lease payments are as follows:

Year ended December 31	Minimum Lease payments
2003	$ 337,779
2004	314,523
2005	315,754
2006	329,289
2007	82,322
	$ 1,379,667

The Company is named in several complaints brought by former customers and employees relating to certain securities transactions. These claims, in the aggregate, approximate $989,000. The allegations are being vigorously defended by management who believes, after consultation with outside counsel, that there will be no material adverse affect on the financial condition of the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement between the Company and a related party, the Company is reimbursed by the related party for its share of operating expenses. The reimbursement is based on an expense sharing formula. The amount of such reimbursement for 2002 was $979,272.

NOTE 8 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum capital equal to $100,000. At December 31, 2002, the Company had net capital of $148,360 which was $48,360 in excess of the required minimum net capital at that date. The Company's aggregate indebtedness to net capital ratio was 5.97 to 1.